

October 12, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

      RE: Vera Bradley, Inc.
              Amendment to Registration Statement on Form S-1
              File No. 333-167934
              Filed October 6, 2010

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 6, 2010

General

1.   We note your response to comment one of our letter dated October 1, 2010. Please confirm that to the extent you determine that these agreements will survive the completion of the offering, you will file these exhibits in a pre-effective amendment.

2.   Please revise the fee table, to reflect the maximum aggregate offering price. The prior fee table only registered $175 million. The maximum offering price of $16 and the 11 million shares being registered plus the overallotment option of 1.65 million additional shares, is more than the prior maximum.

Summary

3.   Please revise the disclosure in footnote one on page 7 to clarify that the common stock outstanding after the offering includes 1.086 million of shares of restricted stock awards that vest upon the completion of the initial public offering.

Use of Proceeds, page 20

4.   Please quantify the amount that has been allocated to paying the principal amount of the undistributed earnings notes held by your existing shareholders in connection with your final S Corporation distribution.

Dilution, page 22

5.   We note your disclosure of pro forma net tangible book value as of July 31, 2010 of ($28.6) million or ($0.72) per share and pro forma as adjusted net tangible book value as of July 31, 2010 of $24.7 million. Please reconcile the pro forma net tangible book value and pro forma as adjusted net tangible book value to the capitalization table presented on page 21 and provide us with your supporting calculations. We may have further comments upon review of your response.

6.   We note the substantial amount of dilution to investors in this offering. Please consider adding a risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Liquidity and Capital Resources, page 39

7.   Based on your disclosure on page 21, we note your debt will increase by approximately $54 million after this offering. Please revise your discussion of liquidity to address how this substantial increase in your debt along with your expansion plans of the direct segment, as noted on page 26, impact your liquidity position.

Credit Facility, page 42

8.   Please revise to disclose the leverage and fixed charge coverage ratios associated with your amended and restated credit agreement. Also, state the interest rate as of the most recent practicable date.

Principal and Selling Shareholders, page 81

9.   Please revise the beneficial ownership table to reflect the ownership after the offering without the overallotment, in addition to the current disclosure which reflects ownership after the offering with the overallotment.

Exhibits

10.   We note that Exhibit 5.1 is listed in the exhibits index and filed as exhibit 5.1 as the form of the legality opinion. Please file the executed opinion prior to requesting effectiveness.

11.   We note that Exhibits 10.6, 10.8, 10.9, 10.10, 10.11, 10.12, and 10.13 are missing exhibits and/or schedules. Please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel
                                        and Health Care Services